UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

International Shipholding Corporation

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

460321201

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     x  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	460321201

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JOHNSEN NIELS M

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

242,484

	6	SHARED VOTING POWER

867,107

	7	SOLE DISPOSITIVE POWER

242,484

	8	SHARED DISPOSITIVE POWER

867,107

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,109,591

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

Based on 7,248,350 total shares outstanding as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2013.

Item 1.

(a)	Name of Issuer
International Shipholding Corporation

(b)	Address of Issuer’s Principal Executive Offices
11 North Water St. Suite 18290 Mobile, AL 36602

Item 2.

(a)	Name of Person Filing
Niels Mercer Johnsen

(b)	Address of Principal Business Office or, if none, Residence
One Whitehall Street New York, New York 10004

(c)	Citizenship
United States of America

(d)	Title of Class of Securities
Common Stock, $1.00 par value

(e)	CUSIP Number
460321201

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,109,591

(b)	Percent of class: 15.3

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 242,484

(ii)	Shared power to vote or to direct the vote: 867,107

(iii)	Sole power to dispose or to direct the disposition of: 242,484

(iv)	Shared power to dispose or to direct the disposition of: 867,107

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐  .

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Mr. Johnsen is one of the three trustees of the Niels W. Johnsen Family 2011 Trust (the “Family Trust”), the beneficiaries of which are members of his family. The Family Trust beneficially owns 867,107 shares of International Shipholding Corporation, including (i) 642,485 shares held directly and (ii) 224,622 shares held indirectly through the Family Trust’s controlling interest in a corporation, of which Mr. Johnsen is a shareholder, Vice President and Director. The corporation has the sole right to receive dividends from and the proceeds from the sale of the 224,622 shares, which is less than five percent of the class of subject securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

International Shipholding Corporation

Date: 02/11/2014	By:	/s/ N. M. Johnsen
Name: Niels Mercer Johnsen
Title: Chairman of the Board of Directors and Chief Executive Officer

Footnotes:	This schedule 13G/A is being filed to reflect that the previous filing on February 10, 2014 was an amendment and to correct the amendment number (No.11).

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)